Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at July 31, 2011.

As at July 31, 2011
(in millions of Canadian dollars)
Non-Controlling Interest in Subsidiaries(1)
BMO BOaTS — Series D(2)	598
BMO BOaTS — Series E(2)	449
Non-Controlling Interest in Other Subsidiaries	272

Total Non-Controlling Interest in Subsidiaries	1,319

Subordinated Debt	5,284

Capital Trust Securities(1)
BMO BOaTS — Series C	400

Shareholders’ Equity
Preferred Shares(3)	2,861
Common Shares	11,111
Contributed Surplus	112
Retained Earnings	13,863
Accumulated Other Comprehensive Loss	(938)

Total Shareholders’ Equity	27,009

Total Capitalization	34,012

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2010.

(2)	Amounts shown for BMO BoaTS – Series D – and BMO BoaTS – Series E are net of external issuance costs of $5 million and $3 million, respectively, and include distribution liability of $3 million and $2 million, respectively.

(3)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 10, 13, 14, 15, 16, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2010, and Note 11 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended July 31, 2011.